Global Diversified Marketing Group, Inc.
                 4042 Austin Boulevard, Suite B
                  Island Park, New York 11558

                           May 13, 2019

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549


RE:  Global Diversified Marketing Group, Inc.
     Registration Statement on Form S-1
	File No. 333-228706

Gentlepersons:

     In regard to the above referenced Registration Statement, Global Diversified Marketing Group, Inc. (the "Company") and its management acknowledge that:

o Should the Commission or its staff, acting pursuant to its delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                         Sincerely,

                         GLOBAL DIVERSIFIED MARKETING GROUP, INC.

                         /s/ Paul Adler
                              President